Exhibit 15.5

May 26, 2017

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC20549

Dear Commissioners:

We have read Item 16F of Form 20-F of JMU Limited (the "Company") for the year ended December 31, 2016, which the Company expects to file on or about May 26, 2017, and have the following comments:

1.          We agree with the statements made in the first and second sentences of paragraph 1, paragraphs 2 and 3, and the first sentence of paragraph 4 of Item 16F for which we have a basis on which to comment on, and we agree with, the disclosures.

2.          We have no basis on which to agree or disagree with the statements made in the third and fourth sentences of paragraph 1, the second sentence in paragraph 4 and paragraphs 5 through 11 of Item 16F.

Very truly yours,

/s/Deloitte Touche Tohmatsu Certified Public Accountants LLP

Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China